HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Three months ended March 31
(dollars in thousands)	2006 (1)	2006 (2)	2005 (1)	2005 (2)
Fixed charges
Total interest charges (3)	$36,279	$51,672	$36,583	$48,600
Interest component of rentals	1,252	1,252	990	990
Pretax preferred stock dividend requirements of subsidiaries	754	754	762	762

Total fixed charges	$38,285	$53,678	$38,335	$50,352

Earnings
Pretax income from continuing operations	$51,811	$51,811	$38,874	$38,874
Fixed charges, as shown	38,285	53,678	38,335	50,352
Interest capitalized	(702)	(702)	(427)	(427)

Earnings available for fixed charges	$89,394	$104,787	$76,782	$88,799

Ratio of earnings to fixed charges	2.33	1.95	2.00	1.76

	Years ended December 31
(dollars in thousands)	2005 (1)	2005 (2)	2004 (1)	2004 (2)	2003 (1)	2003 (2)
Fixed charges
Total interest charges (3)	$144,671	$196,735	$142,779	$189,963	$138,808	$192,616
Interest component of rentals	4,133	4,133	3,935	3,935	4,214	4,214
Pretax preferred stock dividend requirements of subsidiaries	2,976	2,976	2,956	2,956	3,082	3,082
Preferred securities distributions of trust subsidiaries	—	—	—	—	16,035	16,035

Total fixed charges	$151,780	$203,844	$149,670	$196,854	$162,139	$215,947

Earnings

Pretax income from continuing operations	$201,344	$201,344	$200,219	$200,219	$182,415	$182,415
Fixed charges, as shown	151,780	203,844	149,670	196,854	162,139	215,947
Interest capitalized	(2,020)	(2,020)	(2,542)	(2,542)	(1,914)	(1,914)

Earnings available for fixed charges	$351,104	$403,168	$347,347	$394,531	$342,640	$396,448

Ratio of earnings to fixed charges	2.31	1.98	2.32	2.00	2.11	1.84

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(continued)

	Years ended December 31
(dollars in thousands)	2002 (1)	2002 (2)	2001 (1)	2001 (2)
Fixed charges
Total interest charges (3)	$151,543	$225,174	$175,780	$292,311
Interest component of rentals	4,501	4,501	4,268	4,268
Pretax preferred stock dividend requirements of subsidiaries	3,069	3,069	3,069	3,069
Preferred securities distributions of trust subsidiaries	16,035	16,035	16,035	16,035

Total fixed charges	$175,148	$248,779	$199,152	$315,683

Earnings

Pretax income from continuing operations	$181,909	$181,909	$165,903	$165,903
Fixed charges, as shown	175,148	248,779	199,152	315,683
Interest capitalized	(1,855)	(1,855)	(2,258)	(2,258)

Earnings available for fixed charges	$355,202	$428,833	$362,797	$479,328

Ratio of earnings to fixed charges	2.03	1.72	1.82	1.52

(1)	Excluding interest on ASB deposits.
(2)	Including interest on ASB deposits.
(3)	Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI’s consolidated statements of income.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, but excluding interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI’s consolidated statements of income, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements and (v) in 2003 and prior years when the trust subsidiaries were consolidated, the preferred securities distribution requirements of trust subsidiaries.